

February 25, 2016

Via Email
Phillip Marshall
Chief Financial Officer
RCI Hospitality Holdings, Inc.
10959 Cutten Road
Houston, Texas 77066

      Re: **RCI Hospitality Holdings, Inc.**
               Form 10-K for Fiscal Year Ended September 30, 2015
               Filed December 14, 2015
               Form 10-Q for Fiscal Quarter Ended December 31, 2015
               Filed February 9, 2016
               File No. 001-13992

Dear Mr. Marshall:

We have reviewed your February 16, 2016, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2015

Note 6. Goodwill and Other Intangibles, page 13

1. We note your market capitalization was approximately $87 million on February 24, 2016, which is currently less than your stockholders' equity balance of $128 million as of December 31, 2015, and no impairment was recorded for goodwill or other intangibles in your first quarter of fiscal 2016. We also note that your market price per share of common stock was $8.56 on February 23, 2016, which was 18% and 14% lower than the price per share on September 30, 2015 and December 31, 2015 of $10.42 and $9.99, respectively. Given the sustained decline in your share price since September 30, 2015, please tell us if you performed an interim goodwill impairment analysis pursuant to ASC 350-20-35-30 in fiscal 2016. If you performed the first and/or second step of the goodwill impairment test, please provide us with the results of the test, key assumptions

considered in your analysis, and a reconciliation of the aggregate fair values of your reporting units to your market capitalization as of December 31, 2015.

You may contact Kristin Shifflett at 202-551-3381 or me at 202-551-3379 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Accounting Branch Chief